File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

AND AN ORDER OF EXEMPTION PURSUANT TO

SECTION 17(b) OF THE ACT

Brighthouse Life Insurance Company

Brighthouse Fund UL for Variable Life Insurance

Brighthouse Separate Account A

Brighthouse Separate Account Eleven for Variable Annuities

Brighthouse Life Insurance Company of NY

Brighthouse Variable Annuity Account B

Brighthouse Funds Trust I

Please send all communications, notices and order to:

Michele H. Abate, Esq. Associate General Counsel One Financial Center Boston, MA 02111	And	John Chilton, Esq. Sullivan & Worcester LLP 1666 K Street, N.W., Suite 700 Washington, D.C. 20006

Application Filed July 6, 2020

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Brighthouse Life Insurance Company

Brighthouse Fund UL for Variable Life

Insurance

Brighthouse Separate Account A

Brighthouse Separate Account Eleven for

Variable Annuities

11225 North Community House Road
Charlotte, NC 28277

Brighthouse Life Insurance Company of

NY

Brighthouse Variable Annuity Account B

285 Madison Avenue
New York, NY 10017

Brighthouse Funds Trust I

One Financial Center

Boston, MA 02111

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Brighthouse Life Insurance Company (“BLIC”), Brighthouse Fund UL for Variable Life Insurance (“Fund UL”), Brighthouse Separate Account A (“Separate Account A”), Brighthouse Separate Account Eleven for Variable Annuities (“Separate Account Eleven”), Brighthouse Life Insurance Company of NY (“BLIC NY”), and Brighthouse Variable Annuity Account B (“Variable Annuity Account B”), hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of a series of Brighthouse Funds Trust I (“BFT I” or the “Investment Company”), for shares of a comparable series of an unaffiliated registered investment company (the “Substitution”) held by Fund UL, Separate Account A, Separate Account Eleven, and Variable Annuity Account B (collectively, the “Separate Accounts”), to fund certain individual variable annuity contracts and variable life insurance policies (collectively, the “Contracts”) issued by BLIC and BLIC NY (collectively, the “Insurance Companies”).

The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Substitution Applicants.” The Insurance Companies, the Separate Accounts and BFT I are referred to herein collectively as the “Section 17 Applicants.” The Section 17 Applicants hereby apply for an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act to permit the Insurance Companies to carry out the Substitution described herein.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Insurance Companies

1.	Brighthouse Life Insurance Company

BLIC is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the State of Delaware. From the close of business on November 14, 2014 to March 6, 2017, BLIC was known as MetLife Insurance Company USA (“MetLife USA”). MetLife USA was established following the close of business on November 14, 2014, when MetLife Investors USA Insurance Company, a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA. Simultaneously, MetLife USA changed its domicile from Connecticut to the State of Delaware. BLIC is an indirect, wholly-owned subsidiary of Brighthouse Financial, Inc. (“Brighthouse Financial”). Prior to August 4, 2017, BLIC was an indirect wholly-owned subsidiary of MetLife, Inc. On that date, MetLife, Inc. distributed approximately 80.8% of Brighthouse Financial’s common stock to holders of MetLife Inc.’s common stock, and Brighthouse Financial became a separate, publicly-traded company. On June 14, 2018, MetLife, Inc. divested its remaining 19.2% of Brighthouse Financial’s common stock. As a result, MetLife, Inc. and its subsidiaries and affiliates are no longer considered related parties of Brighthouse Financial subsequent to June 14, 2018. BLIC’s principal place of business is located at 11225 North Community House Road, Charlotte, NC 28277. Brighthouse Financial, headquartered in Charlotte, North Carolina, is publicly owned and through its subsidiaries and affiliates is one of the largest providers of annuity and life insurance products in the United States.

2.	Brighthouse Life Insurance Company of NY

BLIC NY is a stock life insurance company organized on December 31, 1992 under the laws of the State of New York. Prior to March 6, 2017, BLIC NY was known as First MetLife Investors Insurance Company. Prior to February 12, 2001, BLIC NY was known as First Cova Life Insurance Company, and prior to June 1, 1995, it was known as First Xerox Life Insurance Company. BLIC NY is a wholly-owned subsidiary of BLIC. BLIC is an indirect, wholly-owned subsidiary of Brighthouse Financial. BLIC NY’s principal place of business is located at 285 Madison Avenue, New York, New York 10017.

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B.	The Separate Accounts

BLIC is the depositor and sponsor of Fund UL, Separate Account A, and Separate Account Eleven, and BLIC NY is the depositor and sponsor of Variable Annuity Account B. Each Separate Account is a “separate account” as defined by Rule 0-1(e) under the 1940 Act. Each of Fund UL, Separate Account A, and Separate Account Eleven is administered and accounted for as part of the general business of BLIC, and the income, gains or losses of such Separate Accounts are credited to or charged against the respective assets of such Separate Accounts in accordance with the terms of the Contracts, without regard to income, gains or losses of BLIC. Variable Annuity Account B is administered and accounted for as part of the general business of BLIC NY, and the income, gains or losses of Variable Annuity Account B are credited to or charged against the assets of Variable Annuity Account B in accordance with the terms of the Contracts, without regard to income, gains or losses of BLIC NY.

1.	Brighthouse Fund UL for Variable Life Insurance

Fund UL was established as a segregated asset account under Connecticut law in 1983. Fund UL is registered as a unit investment trust under the 1940 Act (SEC File No. 811-03927) for the purpose of funding the Contracts.

Fund UL is currently divided into 65 sub-accounts, 41 of which reflect the investment performance of a corresponding series of BFT I or Brighthouse Funds Trust II (“BFT II”) that is managed by Brighthouse Investment Advisers, LLC (“Brighthouse Investment Advisers”), an affiliate of the Insurance Companies, and 24 of which reflect the investment performance of registered investment companies or series thereof managed by investment advisers that are not affiliates of the Substitution Applicants (except, that, in some instances, an Insurance Company may own more than 5% of such investment company).

2.	Brighthouse Separate Account A

Separate Account A was established as a segregated asset account under Delaware law in 1980. Separate Account A is registered as a unit investment trust under the 1940 Act (SEC File No. 811-03365) for the purpose of funding the Contracts.

Separate Account A is currently divided into 190 sub-accounts, 113 of which reflect the investment performance of a corresponding series of BFT I or BFT II that is managed by Brighthouse Investment Advisers and 77 of which reflect the investment performance of registered investment companies or series thereof managed by investment advisers that are not affiliates of the Substitution Applicants (except, that, in some instances, an Insurance Company may own more than 5% of such investment company).

3.	Brighthouse Separate Account Eleven for Variable Annuities

Separate Account Eleven was established as a segregated asset account under Connecticut law in 2002. Prior to March 6, 2017, Separate Account Eleven was known as MetLife of CT Separate Account Eleven for Variable Annuities. Separate Account Eleven is registered as a unit investment trust under the 1940 Act (SEC File No. 811-21262) for the purpose of funding the Contracts.

Separate Account Eleven is currently divided into 147 sub-accounts, 88 of which reflect the investment performance of a corresponding series of BFT I or BFT II that is managed by Brighthouse Investment Advisers and 59 of which reflect the investment performance of registered investment companies managed or series thereof managed by investment advisers that are not affiliates of the Substitution Applicants (except, that, in some instances, an Insurance Company may own more than 5% of such investment company).

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4.	Brighthouse Variable Annuity Account B

Variable Annuity Account B was established as a segregated asset account under New York law in 1992.    Variable Annuity Account B is registered as a unit investment trust under the 1940 Act (SEC File No. 811-08306) for the purpose of funding the Contracts.

Variable Annuity Account B is currently divided into 162 sub-accounts, 109 of which reflect the investment performance of a corresponding series of BFT I or BFT II that is managed by Brighthouse Investment Advisers and 53 of which reflect the investment performance of registered investment companies or series thereof managed by investment advisers that are not affiliates of the Substitution Applicants (except, that, in some instances, an Insurance Company may own more than 5% of such investment company).

C.	The Contracts

The Contracts comprise individual variable annuity contracts and variable life insurance contracts offered by the Insurance Companies. The Separate Accounts fund the Contracts. Each Separate Account is divided into sub-accounts that reflect the investment performance of registered investment companies, such as BFT I, or their series (“investment options”). The Contracts allow Contract owners to allocate premium and Contract value among the sub-accounts investing in a number of investment options. The available investment options are managed and/or sub-advised by affiliated investment managers and non-affiliated investment advisers.

The following table shows the affected Contracts by Separate Account and each Contract’s file number under the Securities Act of 1933, as amended (the “1933 Act”).

Contract Name	1933 Act Registration No.	Contract Name	1933 Act Registration No.
Fund UL		Separate Account Eleven (cont’d)
Brighthouse Variable Life	333-96519	Portfolio Architect Plus Annuity	333-101778
Brighthouse Variable Life Accumulator	333-96515	Portfolio Architect Select Annuity	333-152232
Brighthouse Variable Life Accumulator Series 2	333-96515	Portfolio Architect XTRA Annuity	333-152265
Brighthouse Variable Life Accumulator Series III	333-113109	Premier Advisers III (Series II) Annuity	333-152237
Brighthouse Variable Survivorship Life II	333-56952	Premier Advisers III Annuity	333-152237

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Contract Name	1933 Act Registration No.	Contract Name	1933 Act Registration No.
Separate Account A		Separate Account Eleven (cont’d)
Brighthouse Prime Options	333-209411	Premier Advisers L Annuity	333-152239
Pioneer PRISM	333-200288	Premier Advisers L (Series II) Annuity	333-152239
Pioneer PRISM L	333-200289	PrimElite IISM Annuity	333-152259
Pioneer PRISM XC	333-200290	PrimEliteSM Annuity	333-152258
Marquis PortfoliosSM	333-200250	Vintage 3SM Annuity	333-152256
PrimElite IIISM	333-200243	Vintage AccessSM Annuity	333-152264
PrimElite IVSM	333-200237	Vintage II (Series II)SM Annuity	333-152267
Vintage LSM	333-200284	Vintage II (Series II)SM Annuity	333-152268
Vintage XCSM	333-200284	Vintage IISM Annuity	333-152267
Separate Account Eleven		Vintage IISM Annuity	333-152268
Pioneer AnnuiStarSM Flex Annuity	333-152256	Vintage LSM Annuity	333-152256
Pioneer AnnuiStarSM Value Annuity	333-152235	Vintage XTRA (Series II)SM Annuity	333-152265
Pioneer AnnuiStarSM Variable Annuity	333-152235	Vintage XTRASM Annuity	333-152265
Pioneer AnnuiStarSM Plus Annuity	333-101778	VintageSM Annuity	333-152199
Brighthouse Access Annuity	333-152197	Variable Annuity Account B
Brighthouse Access Select Annuity	333-152197	Pioneer PRISM XC	333-148874
Marquis PortfoliosSM	333-152269	Brighthouse Prime Options	333-216454
Portfolio Architect 3 Variable Annuity	333-152256	Marquis PortfoliosSM	333-125618
Portfolio Architect Access Annuity	333-152264	PrimElite IIISM	333-125617
Portfolio Architect Annuity	333-152232	PrimElite IVSM	333-137969
Portfolio Architect II Annuity	333-152235	Vintage LSM	333-125613
Portfolio Architect L Variable Annuity	333-152256	Vintage XCSM	333-125613

1.	Annuity Contracts

The annuity contracts are individual flexible premium fixed and variable deferred annuity contracts. The annuity contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the

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accumulation phase, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The annuity contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Under the annuity contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, one fixed account investment option. Many of the Contracts provide a maximum number of transfers that can be made every year without charge (e.g., 12 free transfers per year) or that a contractual limit charge will apply to transfers above a certain number. Currently, during the accumulation phase, Contract owners may transfer among the variable account investment options without limitation. Some Contracts permit transfers from the fixed account investment option subject to certain minimum transfer amounts and maximum limitations. Some of the Contracts have additional restrictions on transfers to or from the fixed account investment option. During the income phase, Contract owners may currently make unlimited transfers among investment options. Generally, during the income phase, transfers from the fixed account investment option to the variable account investment options are not permitted and certain restrictions apply to transfers from the variable account investment options to a fixed account investment option. No fees or other charges are currently imposed on transfers. Under certain annuity contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Any limits on transfers among variable account investment options, except as described in the market timing limitations section of the relevant prospectus, will be suspended in connection with the Substitution as described in more detail below.

2.	Life Policies

BLIC issues flexible premium variable life insurance policies that are involved in this Application. Policy owners may allocate cash value among the available investment portfolios and, for certain policies, a fixed account option. The policies permit BLIC to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

All or part of the cash value may be transferred from any investment portfolio to another investment portfolio, or, for certain policies, to a fixed account option. Although no limits are currently imposed on the number of transfers, the policies provide that free transfers may be limited to no more than two (or for some policies, 12) in a policy year. A transfer fee of $10 is payable for additional transfers in a policy year, but these fees are not currently charged.

The policies provide that the maximum amount that can be transferred to or from the fixed account in any policy year may be limited to certain specified amounts or percentages. Certain policies also impose restrictions on the timing of transfers to and from the fixed account (although these limits are currently not imposed).

Transfers resulting from policy loans are not counted for purposes of the limitations on the amount or frequency of transfers allowed in each policy year.

Under the life policies, BLIC reserves the right to impose additional restrictions on transfers. All transfer limits, except as described in the market timing limitations section of the relevant prospectus, will be suspended in connection with the Substitution as described in more detail below.

D.	The Investment Company

Shares of BFT I are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by the Insurance Companies or their affiliates as well as variable products sponsored by other insurance companies. BFT I is a Delaware statutory trust organized on July 27, 2000. BFT I is registered under the 1940 Act as an open-end, management investment company of the series type, and its securities are registered under the 1933 Act.1 BFT I currently offers 45 series. The Substitution will involve one series of BFT I.

[1]	File Nos. 333-48456/811-10183.

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Brighthouse Investment Advisers serves as investment adviser to the series of BFT I. The investment adviser is an affiliate of the Insurance Companies. Brighthouse Securities, LLC, an affiliate of the Insurance Companies, is the distributor of the Contracts and serves as the principal underwriter of BFT I.

II.	THE PROPOSED SUBSTITUTION

A.	The Existing Fund and the Replacement Fund

Each Insurance Company, on its behalf and on behalf of its Separate Account(s), proposes to make substitutions of shares of Loomis Sayles Growth Portfolio (the “Replacement Fund”), a series of BFT I, for shares of ClearBridge Variable Aggressive Growth Portfolio (the “Existing Fund”) held in sub-accounts of its respective Separate Accounts. Class A and Class B shares of the Replacement Fund will be substituted for Class I and Class II shares, respectively, of the Existing Fund. The proposed Substitution is as follows:

Existing Fund	Replacement Fund	Separate Accounts
ClearBridge Variable Aggressive Growth Portfolio (Class I and Class II)	Loomis Sayles Growth Portfolio (Class A and Class B)	Fund UL Separate Account A Separate Account Eleven Variable Annuity Account B

B.	Reasons for the Substitution

The proposed Substitution is part of an ongoing effort by the Insurance Companies to make their Contracts more attractive to existing and prospective Contract owners. The Substitution Applicants believe the proposed Substitution will help to accomplish this goal for the following reasons:

1.	The Same or Lower Fund Operating Expenses

The total annual operating expenses (before and after fee waivers) for each share class of the Replacement Fund are lower than those of the corresponding share class of the Existing Fund. Also, the combined management fee and 12b-1 fee (if applicable) for each share class of the Replacement Fund is lower than the combined management fee and 12b-1 fee (if applicable) for the corresponding share class of the Existing Fund. The Substitution Applicants believe that the Replacement Fund’s lower annual operating expenses will appeal to both existing and prospective Contract owners.

The Substitution Applicants agree that, for a period of two years following the date the proposed Substitution is effected (the “Substitution Date”), for Contract owners who were Contract owners as of the Substitution Date, BLIC, BLIC NY or an affiliate thereof (other than BFT I) will reimburse, on the last day of each fiscal quarter, the Contract owners whose sub-accounts invest in the Replacement Fund to the extent the annual net operating expenses (taking into account fee waivers and expense reimbursements) of each share class of the Replacement Fund for such period exceed, on an annualized basis, the annual net operating expenses of the corresponding share class of the Existing Fund for fiscal year 2019. The Substitution Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.

2.	Improved Fund Manager Selection

The proposed Substitution would replace an investment option that is managed by an unaffiliated investment adviser with an investment option that is a series of BFT I managed by Brighthouse Investment Advisers. The Insurance Companies believe that by reducing the number of unaffiliated investment advisers

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that manage the investment options underlying the Contracts and increasing the investment options for which Brighthouse Investment Advisers serves as the investment adviser, they will increase their ability to effectively oversee the investment options available to Contract owners.

In addition, the proposed Substitution will replace an investment option advised by an investment adviser that is not affiliated with the Substitution Applicants with a fund for which Brighthouse Investment Advisers acts as investment adviser, which will permit Brighthouse Investment Advisers, under a multi-manager order,2 to more efficiently hire, monitor and replace sub-advisers when appropriate. BFT I has been subject to the Multi-Manager Order since 2000. The Substitution Applicants believe that reliance on the Multi-Manager Order will appeal to both existing and prospective Contract owners.

3.	No Expense to Contract Owners

Lastly, the proposed Substitution is designed to provide Contract owners with the ability to continue their investment in a similar investment option without interruption and at no additional cost to them. In this regard, the Insurance Companies or an affiliate will bear all expenses and transaction costs incurred in connection with the proposed Substitution and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract value for each Contract owner impacted by the proposed Substitution will not change as a result of the Substitution. Because the proposed Substitution will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitution, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitution. The impact the proposed Substitution may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Fund and Replacement Fund, which the Substitution Applicants cannot predict. Nevertheless, the Substitution Applicants note that at the time of the proposed Substitution, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

For these reasons and the reasons discussed below, the Substitution Applicants believe that substituting the Replacement Fund for the Existing Fund is appropriate and in the best interests of the Contract owners.

C.	Comparison of the Existing Fund and the Replacement Fund

Set forth below is a discussion of some of the similarities and differences between the Existing Fund and the Replacement Fund.

1.	Investment Adviser and Sub-Adviser

Existing Fund Adviser	Existing Fund Sub-Adviser	Replacement Fund Adviser	Replacement Fund Sub-Adviser
Legg Mason Partners Fund Advisor, LLC	ClearBridge Investments, LLC	Brighthouse Investment Advisers, LLC	Loomis, Sayles & Company, L.P.

2.	Investment Objectives, Principal Investment Strategies and Principal Risks

The Existing Fund and Replacement Fund have substantially similar investment objectives and similar principal investment strategies. The Existing Fund’s investment objective is to seek capital appreciation, while the Replacement Fund’s investment objective is long-term growth of capital. Although both Funds may invest

[2]

Pursuant to exemptive orders issued to New England Funds Trust I, et al., Inv. Co. Rel. No. 22824 (1997) (order), Inv. Co. Rel. No. 23859 (1999) (amended order) (the “Multi-Manager Order”), Brighthouse Investment Advisers is authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

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in companies of any size, the Existing Fund may invest a significant portion of its assets in small and medium capitalization companies, while the Replacement Fund focuses on investments in large capitalization companies. The Existing Fund invests primarily in common stocks of companies, while the Replacement Fund may invest in a company’s equity securities, which may include common stock, convertible securities and warrants. Lastly, the Existing Fund may invest up to 25% of its net assets (at the time of investment) in equity securities of foreign issuers, while the Replacement Fund may invest up to 20% of its assets in foreign securities, including depositary receipts and emerging market securities. Given the similarities in the Existing Fund’s and Replacement Fund’s principal investment strategies, the Funds’ principal risks are similar as well.

Set forth below is a side by side comparison of the investment objectives, principal investment strategies and principal risks of the Existing Fund and the Replacement Fund. A definition for each principal risk is set forth in the Glossary of Investment Risks in Appendix A.

EXISTING FUND	REPLACEMENT FUND
ClearBridge Variable Aggressive Growth Portfolio — Class I	Loomis Sayles Growth Portfolio — Class A

ClearBridge Variable Aggressive Growth Portfolio — Class II	Loomis Sayles Growth Portfolio — Class B

Investment Objective	Investment Objective
The fund seeks capital appreciation.	Long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies
The fund invests primarily in common stocks of companies the portfolio managers believe are experiencing, or will experience, growth in earnings that exceeds the average rate of earnings growth of the companies which comprise the S&P 500 Index. The fund may invest in the securities of large, well-known companies offering prospects of long-term earnings growth. However, because higher earnings growth rates are often achieved by small to medium capitalization companies, a significant portion of the fund’s assets may be invested in the securities of such companies. The fund may invest up to 25% of its net assets (at the time of investment) in equity securities of foreign issuers.

Under normal market conditions, the Portfolio will invest primarily in equity securities, including common stocks, convertible securities and warrants. The Portfolio focuses on stocks of large capitalization companies, but the Portfolio may invest in companies of any size.

The Portfolio normally invests across a wide range of sectors and industries. The Portfolio may, from time to time, emphasize one or more sectors. The Portfolio’s subadviser, Loomis, Sayles & Company, L.P. (“Loomis Sayles” or the “Subadviser”), employs a growth style of equity management, which means that the Portfolio seeks to invest in companies with sustainable competitive advantages, long-term structural growth drivers, attractive cash flow returns on invested capital, and management teams focused on creating long-term value for shareholders. The Subadviser also aims to invest in companies when they trade at a significant discount to the Subadviser’s estimate of intrinsic value.

The Portfolio will consider selling a portfolio investment when the Subadviser believes an

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EXISTING FUND	REPLACEMENT FUND

unfavorable structural change has occurred or is likely to occur within a given business or the markets in which it operates, when a critical underlying investment assumption is flawed, when a more attractive reward-to-risk opportunity becomes available, when the Subadviser believes the current price fully reflects intrinsic value, or for other investment reasons the Subadviser deems appropriate.

The Portfolio may also invest up to 20% of its assets in foreign securities, including depositary receipts and emerging market securities. Although certain equity securities purchased by the Portfolio may be issued by domestic companies incorporated outside of the United States, the Subadviser does not consider these securities to be foreign if they are included in the U.S. equity indices published by S&P Global Ratings or Russell Investments or if the security’s country of risk defined by Bloomberg is the United States.

Principal Risks	Principal Risks

•  Stock Market and Equity Securities Risk.

•  Market Events Risk.

•  Industry or Sector Focus Risk.

•  Large Capitalization Company Risk.

•  Small and Mid-Capitalization Company Risk.

•  Issuer Risk.

•  Foreign Investments Risk.

•  Growth Investing Risk.

•  Illiquidity Risk.

•  Portfolio Management Risk.

•  Valuation Risk.

•  Cybersecurity Risk.

•  Market Risk.

•  Market Capitalization Risk.

•  Investment Style Risk.

•  Foreign Investment Risk.

•  Emerging Markets Risk.

•  Convertible Securities Risk.

•  Credit and Counterparty Risk.

•  Focused Investment Risk.

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3.	Net Assets and Fees and Expenses

The net assets of the Existing Fund and the Replacement Fund by share class as of December 31, 2019 is set forth below. Approximately 69% of the Existing Fund’s net assets as of December 31, 2019 will be transferred to the Replacement Fund in the proposed Substitution. Approximately 83% and 25% of the net assets of the Existing Fund’s Class I and Class II shares, respectively, as of December 31, 2019 will be transferred to the Replacement Fund’s Class A and Class B shares, respectively, in the proposed Substitution.

	Net Assets as of December 31, 2019		Net Assets as of December 31, 2019
Existing Fund	$843,835,683	Replacement Fund*	$2,693,282,278
-Class I	$639,451,763	-Class A	$1,747,229,184
-Class II	$204,383,920	-Class B	$912,465,613

*	As of December 31, 2019, $33,587,481 was invested in Class E shares of the Replacement Fund. Class E shares of the Replacement Fund are not involved in the proposed Substitution.

Comparative fund expenses are based on actual expenses, including applicable fee waivers and/or expense reimbursements, for the year ended December 31, 2019. The expenses of each share class of the Existing Fund and Replacement Fund involved in the proposed Substitution are presented.

Fee and Expense Data as of December 31, 2019

	Existing Fund (Class I)	Existing Fund (Class II)	Replacement Fund (Class A)	Replacement Fund (Class B)
Management Fee	0.75%	0.75%	0.57%	0.57%
Distribution and/or Service (12b-1) Fees	None	0.25%	None	0.25%*
Other Expenses	0.04%	0.04%	0.02%	0.02%
Total Annual Portfolio Operating Expenses	0.79%	1.04%	0.59%	0.84%

Fee Waiver**	None	None	(0.02%)	(0.02%)

Net Operating Expenses	0.79%	1.04%	0.57%	0.82%

*	The Board of Trustees of BFT I may increase the 12b-1 fee to 0.50% without shareholder approval but have agreed not to do so in this Application as described below.
**

Brighthouse Investment Advisers has contractually agreed, for the period April 30, 2020 through April 30, 2021, to reduce the Management Fee for each class of the Replacement Fund to the annual rate of 0.548% of the first $3.645 billion of the Fund’s average daily net assets and 0.500% of such assets over $3.645 billion. This arrangement may be modified or discontinued prior to April 30, 2021, only with the approval of the Board of Trustees of BFT I.

The Existing Fund’s investment adviser has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) of the Existing Fund so that the ratio of total annual fund operating expenses of the Existing Fund will not exceed 0.90% for Class I shares and 1.15% for Class II shares. These arrangements are expected to continue until December 31, 2021, may be terminated prior to that date by agreement of the Existing Fund’s investment adviser and the Board of Trustees of the Existing Fund, and may be terminated at any time after that date by the Existing Fund’s investment adviser. In addition, the Existing Fund’s investment adviser has agreed to waive the

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Fund’s management fee to an extent sufficient to offset the net management fee payable in connection with any investment in an affiliated money market fund (the “affiliated money market fund waiver”). The affiliated money market fund waiver is not subject to the recapture provision discussed below.

The Existing Fund’s investment adviser is permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the expense limitation (“expense cap”) in effect at the time the fees were earned or the expenses incurred. In no case will the Existing Fund’s investment adviser recapture any amount that would result, on any particular business day of the Fund, in the class’ total annual operating expenses exceeding the expense cap or any other lower limit then in effect.

These arrangements, however, may be modified by the Existing Fund’s investment adviser to decrease total annual fund operating expenses at any time.

A description of the management fee schedules of the Replacement Fund and Existing Fund, at all breakpoint levels, is set forth in Appendix B.

The Replacement Fund currently offers up to three classes of shares, two of which, Class A and Class B, are involved in the Substitution. Class A shares have the same expenses as Class B shares except that they do not have a Rule 12b-1 fee, as no Rule 12b-1 Plan has been adopted for the Replacement Fund’s Class A shares. The Replacement Fund’s Class B shares have adopted a Rule 12b-1 distribution plan. Under BFT I’s distribution plan, up to 0.50% of the Replacement Fund’s assets attributable to its Class B shares may be used to finance the distribution of the Fund’s shares. With respect to the Replacement Fund, currently, payments under the plans are limited to 0.25% for Class B shares. The Board of Trustees of BFT I may increase payments under the Rule 12b-1 Plan to the maximum amount without shareholder approval. However, BFT I represents that the Rule 12b-1 fee of the Class B shares of the Replacement Fund issued in connection with the proposed Substitution will not be raised above the current rate without approval of a majority in interest of the Replacement Fund’s shareholders after the Substitution.

4.	Performance History

Set forth below is the comparative performance history for the Existing Fund and the Replacement Fund for the 1-, 5- and 10-year periods ended December 31, 2019. The Existing Fund’s Class I and Class II shares outperformed the Replacement Fund’s Class A and Class B, respectively, for the 1-year period ended December 31, 2019, while the Existing Fund’s Class I and Class II shares underperformed the Replacement Fund’s Class A and Class B, respectively, for the 5- and 10-year periods ended December 31, 2019.

Effective December 16, 2019, Loomis Sayles became the sub-adviser to the Replacement Fund. Consequently, investment performance prior to that date is attributable to the former sub-adviser, ClearBridge Investments, LLC (“ClearBridge”), and does not reflect the efforts of the Replacement Fund’s current sub-adviser. ClearBridge was replaced as the sub-adviser to the Replacement Fund due to performance concerns.

Fund Performance as of December 31, 2019
Replacement Fund	1 Year	5 Years	10 Years
Existing Fund
Loomis Sayles Growth Portfolio—Class A	23.83%	6.29%	13.66%
Loomis Sayles Growth Portfolio—Class B	23.57%	6.03%	13.39%
ClearBridge Variable Aggressive Growth Portfolio—Class I	25.07%	5.80%	13.63%
ClearBridge Variable Aggressive Growth Portfolio—Class II	24.75%	5.54%	13.34%

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D.	Procedures for the Proposed Substitution

1.	Prospectus Supplements

The proposed Substitution requested in this Application will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission (collectively, “Supplements”) and delivered to all affected Contract owners at least thirty (30) days before the Substitution Date. Each Supplement will notify all owners of the Contracts affected by the Substitution of each Insurance Company’s intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Replacement Fund for shares of the Existing Fund as described herein. Each Supplement also will advise Contract owners that for thirty (30) days before the Substitution Date, owners are permitted to transfer all or a portion of their Contract value (or annuity unit exchange) out of any sub-account investing in the Existing Fund (the “Existing Fund Sub-account”) to any other available sub-accounts offered under their Contract without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will (a) instruct Contract owners how to submit transfer requests in light of the proposed Substitution; (b) advise Contract owners that any Contract value remaining in an Existing Fund Sub-account on the Substitution Date will be transferred to the sub-account investing in the Replacement Fund (“Replacement Fund Sub-account”), and that the proposed Substitution will take place at relative net asset value; (c) inform Contract owners that for at least thirty (30) days following the Substitution Date, the applicable Insurance Company will permit Contract owners to make transfers of Contract value (or annuity unit exchange) out of the Replacement Fund Sub-account to any other available sub-accounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract owners that, except as described in the market timing limitations section of the relevant prospectus, the applicable Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund Sub-account for at least thirty (30) days after the Substitution Date.

The Substitution Applicants will send the Supplements containing this disclosure to all existing Contract owners at least thirty (30) days prior to the Substitution Date. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplements, as well as the prospectus and any supplements for the Replacement Fund. The Contract prospectus and Supplement, and the prospectus and any supplements for the Replacement Fund will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

2.	Confirmation Statements

In addition to the Supplements distributed to Contract owners, within five (5) business days after the Substitution Date, the Insurance Companies will send Contract owners a written confirmation of the completed proposed Substitution in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Insurance Companies also will send each Contract owner a current prospectus for the Replacement Fund to the extent that they have not previously received a copy.

3.	Redemption and Purchase of Shares

The proposed Substitution will take place at the Existing Fund’s and Replacement Fund’s relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and

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Rule 22c-1 thereunder. Accordingly, the proposed Substitution will have no negative financial impact on any Contract owner. The proposed Substitution will be effected by having each Existing Fund Sub-account redeem its Existing Fund shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the Replacement Fund at net asset value per share calculated on the same date. The process for accomplishing the transfer of assets from the Existing Fund to the Replacement Fund is still to be determined.

The Substitution may be effected by redeeming shares of the Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. Alternatively, the Substitution may be effected by redeeming the shares of the Existing Fund in-kind; those assets will then be contributed in-kind to the Replacement Fund to purchase shares of that Fund. All in-kind redemptions from the Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission’s staff’s no-action letter issued to Signature Financial Group, Inc. (available Dec. 28, 1999). In-kind purchases of shares of the Replacement Fund will be conducted as described in Section IV of this Application.

4.	Limits on Expenses

The Insurance Companies or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitution, including all legal, accounting, and brokerage expenses relating to the proposed Substitution, the above described disclosure documents, and this Application. No costs of the proposed Substitution will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitution, nor will their rights or the obligations of an Insurance Company under the Contracts be altered in any way. The proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the proposed Substitution. No fees will be charged on the transfers made on the Substitution Date because the proposed Substitution will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

As previously noted, the Substitution Applicants agree that, for a period of two years following the Substitution Date, for Contract owners who were Contract owners as of the Substitution Date, BLIC, BLIC NY or an affiliate thereof (other than BFT I) will reimburse, on the last day of each fiscal quarter, the Contract owners whose sub-accounts invest in the Replacement Fund to the extent the annual net operating expenses (taking into account fee waivers and expense reimbursements) of each share class of the Replacement Fund for such period exceed, on an annualized basis, the annual net operating expenses of the corresponding share class of the Existing Fund for fiscal year 2019. In addition, the Substitution Applicants agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.

5.	State Approval

Each Insurance Company also is seeking approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or appropriate.

III.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitution by the Insurance Companies of shares held by the Separate Accounts as described in Section II.A.

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A.	Applicable Law

Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the replacement fund,3 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.4

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940] Act.5

The proposed Substitution appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.6 The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.

[3]

In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[4]	See id.
[5]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).
[6]

While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Inv. Co. Act Rel. No. 12678 (Sept. 21, 1982).

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B.	Basis for an Order

The proposed Substitution is in furtherance of the exercise, by the applicable Insurance Company, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the proposed Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent.

The Substitution Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

The proposed Substitution will not be effected unless the Insurance Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the proposed Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitution.

2.

The Insurance Companies or their affiliates will pay all expenses and transaction costs of the proposed Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitution. The proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution. The combined current management fee and Rule 12b-1 fee of each share class of the Replacement Fund involved in the proposed Substitution at all asset levels will be no higher than that of the corresponding share class of the Existing Fund at corresponding asset levels.

3.

The proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Substitution Applicants. The proposed Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.

The proposed Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitution.

5.	The rights or obligations of the Insurance Companies under the Contracts of affected Contract owners will not be altered in any way.

6.

Affected Contract owners will be permitted to make at least one transfer of Contract value from the Sub-account investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Companies will not exercise any right they may have under the Contract to

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impose restrictions on transfers between the Sub-accounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.

All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of the Existing Fund with the Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurance Companies will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Fund.

8.

Insurance Companies will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Supplement; and (c) before and after account values.

9.

The Substitution Applicants agree that, for a period of two years following the Substitution Date, for Contract owners who were Contract owners as of the Substitution Date, BLIC, BLIC NY or an affiliate thereof (other than BFT I) will reimburse, on the last day of each fiscal quarter, the Contract owners whose sub-accounts invest in the Replacement Fund to the extent the annual net operating expenses (taking into account fee waivers and expense reimbursements) of each share class of the Replacement Fund for such period exceed, on an annualized basis, the annual net operating expenses of the corresponding share class of the Existing Fund for fiscal year 2019. The Substitution Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.

C.	Applicable Precedents

The Substitution Applicants submit that the proposed Substitution is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.7

D.	Request for an Order

The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution by the Insurance Companies.

IV.	REQUEST FOR AN ORDER UNDER SECTION 17(b)

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out the proposed Substitution.

[7]

See, e.g., Mutual of America Life Insurance Company, et al., Inv. Co. Rel. No. 33654 (Oct. 2, 2019) (notice); Inv. Co. Rel. No. 33679 (Oct. 29, 2019) (order) File No. 812-15033; AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 33201 (Aug. 15, 2018) (notice); Inv. Co. Rel. No. 33224 (Sep. 11, 2018) (order) File No. 812-14831; Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 32207 (Aug. 3, 2016) (notice); Inv. Co. Rel. No. 32242 (Aug. 29, 2016) (order) File No. 812-14580; Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31552 (Apr. 15, 2015) (notice); Inv. Co. Rel. No. 31599 (May 12, 2015) (order) File No. 812-14302; Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31451 (Feb. 9, 2015) (notice); Inv. Co. Rel. No. 31499 (Mar. 6, 2015) (order) File No. 812-14359; Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 30999 (Mar. 28, 2014) (notice); Inv. Co. Rel. No. 31028 (Apr. 24, 2014) (order) File No. 812-14203; MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31000 (Mar. 31, 2014) (notice); Inv. Co. Rel. No. 31023 (Apr. 22, 2014) (order) File No. 812-14221; Lincoln National Life Insurance Company, et al., Inv. Co. Rel. No. 30468 (Apr. 18, 2013) (notice); Inv. Co. Rel. No. 30517 (May 14, 2013) (order) File No. 812-14063; and AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30373 (Jan. 31, 2013) (notice); Inv. Co. Rel. No. 30405 (Feb. 26, 2013) (order) File No. 812-14036.

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A.	Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person of another person” in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; . . . (E) if such other person is an investment company, any investment adviser thereof.

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates and certain other insurance companies and their affiliates collectively own of record all of the shares of BFT I. Therefore, BFT I and its series are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of the shares held in the Separate Accounts.8 If BFT I and its series are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of BFT I and its series. If BFT I and its series are under the control of the Insurance Companies, then BFT I and its series are affiliated persons of the Insurance Companies.

Regardless of whether or not the Insurance Companies can be considered to control BFT I and its series, because the Insurance Companies own of record more than 5% of the shares of BFT I and are under common control with the Replacement Fund’s investment adviser, the Insurance Companies are affiliated persons of BFT I and its series. Likewise, BFT I’s series are each an affiliated person of the Insurance Companies.

In addition to the above, the Insurance Companies, through their respective Separate Accounts, in the aggregate, own more than 5% of the outstanding shares of the Existing Fund. Therefore, each Insurance Company is an affiliated person of that Fund.

Because the Substitution may be effected, in whole or in part, by means of in-kind redemptions and purchases, the Substitution may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Fund to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Fund with the portfolio securities received from the Existing Fund. Accordingly, as the Insurance Companies and the Existing Fund, and the Insurance Companies and the Replacement Fund, could be viewed as affiliated persons of one another under Section 2(a)(3) of the 1940 Act, it is conceivable that this aspect of the Substitution could be viewed as being prohibited by Section 17(a). The Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases of the Replacement Fund’s shares.9

[8]

The proposed Substitution will only involve separate accounts of the Insurance Companies that hold shares of the Replacement Fund. Therefore, no other insurance companies that own shares of the Replacement Fund indirectly through their respective separate accounts are Substitution Applicants or Section 17 Applicants for purposes of this Application.

[9]

The Signature no-action letter cannot be used by the Replacement Fund with respect to sales of its shares to the Insurance Companies in exchange for securities rather than cash. As noted in the Application, any redemptions in kind effected in connection with the Substitution would be executed in accordance with the Signature no-action letter.

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Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the [1940] Act; and

(3)	the proposed transaction is consistent with the general purposes of the [1940] Act.

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed in-kind purchases of shares of the Replacement Fund by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of BFT I and the Replacement Fund, as recited in the current registration statement and reports filed by each under the 1940 Act. Finally, the Section 17 Applicants submit that the proposed Substitution is consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.10 In these cases, the Commission issued an order pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

1.	Reasonableness and Fairness and the Absence of Overreaching

To the extent that the in-kind purchases by the Insurance Company of the Replacement Fund’s shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by the Replacement Fund, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but two of the conditions enumerated in

[10]

See, e.g., Mutual of America Life Insurance Company, et al., Inv. Co. Rel. No. 33654 (Oct. 2, 2019) (notice); Inv. Co. Rel. No. 33679 (Oct. 29, 2019) (order) File No. 812-15033; ; AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 33201 (Aug. 15, 2018) (notice); Inv. Co. Rel. No. 33224 (Sep. 11, 2018) (order) File No. 812-14831; Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 32207 (Aug. 3, 2016) (notice); Inv. Co. Rel. No. 32242 (Aug. 29, 2016) (order) File No. 812-14580; Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 30999 (Mar. 28, 2014) (notice); Inv. Co. Rel. No. 31028 (Apr. 24, 2014) (order) File No. 812-14203; and MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31000 (Mar. 31, 2014) (notice); Inv. Co. Rel. No. 31023 (Apr. 22, 2014) (order) File No. 812-14221.

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Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Substitution Applicants. The proposed Substitution will be effected without any change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. The proposed Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitution. The fees and charges under the Contracts will not increase because of the Substitution. Even though the Separate Accounts, the Insurance Companies and BFT I may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,11 and then adopted,12 Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” The Section 17 Applicants assert that where, as here, they or the Investment Company would comply in substance with most, but not all of the conditions of the Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. Specifically, the Commission stated:

The Commission is concerned that this practice—left unregulated and in violation of Section 17(a)—could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b)

[11]	Inv. Co. Act Rel. No. 4697 (Sept. 8, 1966).
[12]	Inv. Co. Act Rel. No. 4604 (May 20, 1966).

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of the [1940] Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the [1940] Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.13

The Board of Trustees of BFT I has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the series of BFT I may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed in-kind purchase transactions in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash and the Board of Trustees of BFT I, including a majority of the Trustees who are not interested persons of BFT I (the “Independent Trustees”), will not determine whether the in-kind purchase transactions were effected in compliance with Rule 17a-7 and BFT I’s Rule 17a-7 Procedures. Nevertheless, the circumstances surrounding the proposed Substitution will be such as to offer the same degree of protection to the Replacement Fund from overreaching that Rule 17a-7 provides to it generally in connection with its purchase and sale of securities under that Rule in the ordinary course of its business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to the Replacement Fund. Although the transactions may not be entirely for cash, they will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the 1940 Act. In addition, although the Board of Trustees, including a majority of the Independent Trustees, of BFT I will not determine whether the in-kind purchase transactions were effected in compliance with Rule 17a-7 and BFT I’s Rule 17a-7 Procedures, the Board of Trustees will, in reliance on the Commission staff’s no-action letter issued to Mutual Fund Directors Forum (available Oct. 12, 2018), instead receive a written representation from BFT I’s Chief Compliance Officer that the in-kind purchase transactions were effected in compliance with Rule 17a-7 and BFT I’s Rule 17a-7 Procedures, with the exception of paragraph (a) of Rule 17a-7. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

2.	Consistency with the Policy of Each Investment Company Concerned

The sale of shares of the Replacement Fund for investment securities, as contemplated by the proposed in-kind purchase transactions, is consistent with the investment policies and restrictions of the BFT I and the Replacement Fund because (1) the shares are sold at their net asset value, and (2) the portfolio securities are of the type and quality that the Replacement Fund would have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, Brighthouse Investment Advisers and the Replacement Fund’s sub-adviser will examine the portfolio securities being offered to the Replacement Fund and accept only those securities as consideration for shares that it would have acquired for the Fund in a cash transaction.

3.	Consistency with the General Purposes of the 1940 Act

The proposed in-kind purchase transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities…”. As explained above, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed in-kind purchase transactions.

C.	Request for an Order

[13]	Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

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The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed in-kind purchase transactions described above. The Section 17 Applicants assert that the terms of the proposed in-kind purchase transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) the Existing Fund and the Replacement Fund; and (2) Contract owners. The Section 17 Applicants also assert that the proposed in-kind purchase transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed in-kind purchase transactions are, or will be, consistent with all relevant policies of (1) the Existing Fund and the Replacement Fund as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

V.	CONCLUSION

For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed Substitution and the related transactions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible. The Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the 1940 Act.

VI.	PROCEDURAL MATTERS

1.

Pursuant to Rule 0-2(f) under the 1940 Act, the Substitution Applicants and the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals at the addresses specified on the cover of this Application.

2.	The Substitution Applicants and Section 17 Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

3.	The verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Substitution Applicants and Section 17 Applicants are in Exhibit A.

VII.	AUTHORIZATIONS

Under Delaware law and the articles of incorporation and by-laws of BLIC, its business affairs are conducted by its board of directors. Under Delaware insurance law, the business and affairs of Fund UL, Separate Account A, and Separate Account Eleven are conducted by BLIC. Under New York law and the articles of incorporation and by-laws of BLIC NY, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of Variable Annuity Account B are conducted by BLIC NY. Under Delaware law and the declaration of trust and by-laws of BFT I, its business affairs are conducted by its board of trustees.

In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of BLIC and BLIC NY for the Separate Accounts and the board of trustees of BFT I authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application.

All requirements of the governing documents of each Substitution Applicant and each Section 17 Applicant have been complied with in connection with the execution and filing of this Application, and each

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person signing the Application is fully authorized to do so. Pursuant to Rule 0-2(c), the resolutions authorizing the officers of each Substitution Applicant and each Section 17 Applicant to sign and file the Application are in Exhibit B. These resolutions remain in full force and effect and are applicable to this Application.

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APPENDIX A

Glossary of Investment Risks

Convertible Securities Risk. Investments in convertible securities are subject to market risk, credit and counterparty risk, interest rate risk and other risks associated with investments in equity and fixed income securities, depending on the price of the underlying security and the conversion price. The value of a convertible security will tend to be more susceptible to fixed income security related risks (e.g., interest rate risk and credit and counterparty risk) when the price of the underlying security is less than the price at which the convertible security may be converted into an equity security. Conversely, the value of a convertible security will tend to be more susceptible to equity security related risks (e.g., market risk) when the price of the underlying security is greater than the price at which the convertible security may be converted into an equity security. An issuer of convertible securities may have the right to buy back the securities at a time and a price that is disadvantageous to the Portfolio. The Portfolio also may be forced to convert a convertible security before it otherwise would choose to do so, which may decrease the Portfolio’s return.

The value of a debt security is directly affected by an issuer’s ability to pay principal and interest on time. Nearly all debt securities, including debt securities that are convertible into equity securities, are subject to some credit risk, which may vary depending upon whether the issuers of the securities are corporations, domestic or foreign governments, or their subdivisions or instrumentalities. U.S. Government securities are subject to varying degrees of credit risk depending upon whether the securities are supported by the full faith and credit of the United States; supported by the ability to borrow from the U.S. Treasury; supported only by the credit of the issuing U.S. Government agency, instrumentality, or corporation; or otherwise supported by the United States. If the Portfolio invests in debt securities, the value of your investment may be adversely affected if an issuer’s or a security’s credit rating is downgraded, an issuer of an investment held by the Portfolio fails to pay an obligation on a timely basis, otherwise defaults, or is perceived by other investors to be less creditworthy.

Convertible securities subject the Portfolio to counterparty risk, which is the risk that a counterparty with whom the Portfolio has entered into a transaction fails to satisfy its obligation to the Portfolio in connection with that transaction. If the Portfolio engages in a transaction with a counterparty, the value of your investment may be adversely affected if the counterparty files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Portfolio.

The values of convertible securities are subject to change when prevailing interest rates change. The value of convertible securities tends to decline when prevailing interest rates rise and, conversely, tends to increase when interest rates go down. As the value of the common stock underlying a convertible security declines, the convertible security’s sensitivity to changes in prevailing interest rates tends to increase. The income generated by convertible securities may decline when prevailing interest rates decline and, conversely, increase when interest rates rise.

Credit and Counterparty Risk. The value of a debt security is directly affected by an issuer’s actual or perceived ability to pay principal and interest on time. Some securities issued by agencies and instrumentalities of the U.S. Government are not backed by the full faith and credit of the U.S. Government and are supported only by the credit of the issuing agency or instrumentality. If the Portfolio invests in debt securities, the value of your investment may be adversely affected if a security’s credit rating is downgraded, an issuer of an investment held by the Portfolio fails to pay an obligation on a timely basis, otherwise defaults, or is perceived by other investors to be less creditworthy.

The Portfolio is also subject to the credit risk presented by another party (counterparty credit risk) to the extent it engages in transactions, such as securities loans, repurchase agreements or certain derivatives, which involve

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a promise by the counterparty to honor an obligation to the Portfolio. If the Portfolio engages in transactions with a counterparty that files for bankruptcy, becomes insolvent, or otherwise becomes unable or unwilling to honor its obligation to the Portfolio, the Portfolio may experience significant losses or delays in realizing income on any collateral the counterparty has provided to the Portfolio in respect of the counterparty’s obligations to the Portfolio or recovering collateral that the Portfolio has provided to the counterparty and is entitled to recover, and the Portfolio may lose all or a part of the income from such transactions. As a result, the value of your investment may be adversely affected.

Cybersecurity Risk. Cybersecurity incidents, both intentional and unintentional, may allow an unauthorized party to gain access to fund assets, fund or customer data (including private shareholder information), or proprietary information, cause the fund, the manager, the subadvisers and/or their service providers (including, but not limited to, fund accountants, custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or loss of operational functionality or prevent fund investors from purchasing, redeeming or exchanging shares or receiving distributions. The fund, the manager, and the subadvisers have limited ability to prevent or mitigate cybersecurity incidents affecting third party service providers, and such third party service providers may have limited indemnification obligations to the fund or the manager. Cybersecurity incidents may result in financial losses to the fund and its shareholders, and substantial costs may be incurred in order to prevent any future cybersecurity incidents. Issuers of securities in which the fund invests are also subject to cybersecurity risks, and the value of these securities could decline if the issuers experience cybersecurity incidents.

Emerging Markets Risk. Investments in emerging markets are subject to all of the risks of investments in foreign securities, generally to a greater extent than in developed markets, and additional risks as well. Generally, the economic, social, legal, and political structures in emerging market countries are less diverse, mature and stable than those in developed countries. As a result, investments in emerging market securities tend to be more volatile than investments in developed countries. Unlike most developed countries, emerging market countries may impose restrictions on foreign investment. These countries may also impose withholding and other taxes, some of which may be confiscatory, on investment proceeds or otherwise restrict the ability of foreign investors to withdraw their money at will.

The securities markets in emerging market countries tend to be smaller and less mature than those in developed countries, and they may experience lower trading volumes. As a result, investments in emerging market securities may be more illiquid and their prices more volatile than investments in developed countries. Many emerging market countries are heavily dependent on international trade and have fewer trading partners than developed countries, which makes them more sensitive to world commodity prices and economic downturns in other countries.

The fiscal and monetary policies of emerging market countries may result in sudden or high levels of inflation or deflation or currency devaluation. As a result, investments in emerging market securities may be subject to abrupt and severe price changes.

Investments in emerging market securities may be more susceptible to investor sentiment than investments in developed countries. As a result, emerging market securities may be adversely affected by negative perceptions about an emerging market country’s stability and prospects for continued growth.

Focused Investment Risk. A Portfolio that invests a substantial portion of its assets in a particular market, industry, group of industries, country, region, group of countries, asset class or sector generally is subject to greater risk than a portfolio that invests in a more diverse investment portfolio. In addition, the value of such a Portfolio is more susceptible to any single economic, market, political or regulatory occurrence affecting, for

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example, that particular market, industry, region or sector. This is because, for example, issuers in a particular market, industry, region or sector often react similarly to specific economic, market, regulatory, or political developments.

Foreign Investment Risk. Investments in foreign securities tend to be more volatile and less liquid than investments in U.S. securities because, among other things, they involve risks not associated with investing in U.S. securities. These additional risks may adversely affect the Portfolio’s performance.

Investments in foreign securities, whether denominated in U.S. dollars or foreign currencies, are subject to political, social and economic developments in the countries and regions where the issuers operate or are domiciled or where the securities are traded.

Less information may be publicly available about foreign companies than about U.S. companies. Foreign companies are generally not subject to the same accounting, auditing and financial reporting standards and practices as are U.S. companies. In addition, the Portfolio’s investments in foreign securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls or restrictions on the repatriation of foreign currency and confiscatory taxation. Moreover, the Portfolio may have more limited recourse against a foreign issuer than it would in the United States.

The costs of buying, selling and holding foreign securities, including brokerage, tax and custody costs, may be higher than those involved in domestic transactions. Foreign settlement and clearance procedures and trade regulations may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of U.S. investments.

To the extent the Portfolio owns foreign securities denominated in foreign currencies, directly holds foreign currencies or purchases and sells foreign currencies, changes in currency exchange rates may affect the Portfolio’s net asset value, as well as the value of dividends and interest earned, and gains and losses realized on the sale of foreign securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Portfolio to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity of the Portfolio’s foreign currency or securities holdings. Although the Portfolio may employ certain techniques, such as forward contracts and futures contracts, in an effort to reduce the risk of unfavorable changes in currency exchange rates, there is no assurance that those techniques will be effective. If such techniques are employed and are effective, they will generally reduce or eliminate the benefit of any changes in currency exchange rates that otherwise would have been favorable to the Portfolio.

To the extent the Portfolio invests in depositary receipts or participation certificates in order to obtain exposure to a security or pool of securities issued by a foreign issuer, it is subject to the risks associated with an investment in the underlying security or pool of securities. Investments in depositary receipts that are traded over the counter and participation certificates subject the Portfolio to liquidity risk, which is the risk that an investment may become less liquid or illiquid in response to market developments or adverse investor perceptions. Illiquid investments are generally more difficult to value. Participation certificates also expose the Portfolio to counterparty risk, which is the risk that the bank or broker-dealer that issues the certificates will not fulfill its contractual obligations to timely pay the Portfolio the amount owned under the certificates.

Foreign Investments Risk. The fund’s investments in securities of foreign issuers or issuers with significant exposure to foreign markets involve additional risk as compared to investments in U.S. securities or issuers with predominantly domestic exposure, such as less liquid, less regulated, less transparent and more volatile markets. The value of the fund’s investments may decline because of factors affecting the particular issuer as well as

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foreign markets and issuers generally, such as unfavorable or unsuccessful government actions, tariffs and trade disputes, reduction of government or central bank support, inadequate accounting standards, lack of information and political, economic, financial or social instability. Foreign investments may also be adversely affected by U.S. government or international economic sanctions, which could eliminate the value of an investment.

The value of the fund’s foreign investments may also be affected by foreign tax laws, special U.S. tax considerations and restrictions on receiving the investment proceeds from a foreign country. Dividends or interest on, or proceeds from the sale or disposition of, foreign securities may be subject to non-U.S. withholding or other taxes.

It may be difficult for the fund to pursue claims against a foreign issuer or other parties in the courts of a foreign country. Some securities issued by non-U.S. governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of such governments. Even where a security is backed by the full faith and credit of a government, it may be difficult for the fund to pursue its rights against the government. In the past, some non-U.S. governments have defaulted on principal and interest payments.

If the fund buys securities denominated in a foreign currency, receives income in foreign currencies, or holds foreign currencies from time to time, the value of the fund’s assets, as measured in U.S. dollars, can be affected unfavorably by changes in exchange rates relative to the U.S. dollar or other foreign currencies. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls and speculation. The fund may be unable or choose not to hedge its foreign currency exposure.

In certain foreign markets, settlement and clearance of trades may experience delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments. Settlement of trades in these markets can take longer than in other markets and the fund may not receive its proceeds from the sale of certain securities for an extended period (possibly several weeks or even longer) due to, among other factors, low trading volumes and volatile prices. The custody or holding of securities, cash and other assets by local banks, agents and depositories in securities markets outside the United States may entail additional risks. Governments or trade groups may compel local agents to hold securities in designated depositories that may not be subject to independent evaluation. Local agents are held only to the standards of care of their local markets, and thus may be subject to limited or no government oversight. In extreme cases, the fund’s securities may be misappropriated or the fund may be unable to sell its securities. In general, the less developed a country’s securities market is, the greater the likelihood of custody problems.

The risks of foreign investments are heightened when investing in issuers in emerging market countries.

Growth Investing Risk. The fund’s growth-oriented investment style may increase the risks of investing in the fund. Growth securities typically are very sensitive to market movements because their market prices tend to reflect future expectations. When it appears those expectations will not be met, the prices of growth securities typically fall. Growth securities may also be more volatile than other investments because they often do not pay dividends. Growth stocks as a group may be out of favor and underperform the overall equity market while the market concentrates on value stocks.

Illiquidity Risk. Illiquidity risk exists when particular investments are impossible or difficult to sell. Although most of the fund’s investments must be liquid at the time of investment, investments may become illiquid after purchase by the fund, particularly during periods of market turmoil. Markets may become illiquid when, for instance, there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. As a general matter, dealers recently have been less willing to make markets for fixed income securities. When the fund holds illiquid investments, the portfolio may be harder to value, especially in changing markets, and if the fund is forced to sell these investments to meet redemption requests or for other cash needs, the fund may suffer a loss. The fund may experience heavy redemptions that could

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cause the fund to liquidate its assets at inopportune times or at a loss or depressed value, which could cause the value of your investment to decline. In addition, when there is illiquidity in the market for certain investments, the fund, due to limitations on illiquid investments, may be unable to achieve its desired level of exposure to a certain sector.

Industry or Sector Focus Risk. Although the fund does not employ an industry or sector focus, the fund may be susceptible to an increased risk of loss, including losses due to events that adversely affect the fund’s investments more than the market as a whole, to the extent that the fund has greater exposure to the securities of a particular issuer or issuers within the same industry or sector.

Investment Style Risk. Different investment styles tend to shift in and out of favor depending upon market and economic conditions, as well as investor sentiment. The Portfolio may outperform or underperform other funds that employ a different investment style. The Portfolio may also employ a combination of styles that impact its risk characteristics. Examples of different investment styles include growth and value.

Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company’s growth of earnings potential. Also, because growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor.

Value stocks are those which are undervalued in comparison to their peers due to adverse business developments or other factors. Value investing carries the risk that the market will not recognize a security’s inherent value for a long time, or that a stock judged to be undervalued by the Portfolio’s Subadviser is actually appropriately priced or overvalued. Value oriented funds will typically underperform when growth investing is in favor.

Issuer Risk. The market price of a security can go up or down more than the market as a whole and can perform differently from the value of the market as a whole, due to factors specifically relating to the security’s issuer, such as disappointing earnings reports by the issuer, unsuccessful products or services, loss of major customers, changes in management, corporate actions, negative perception in the marketplace, major litigation against the issuer or changes in government regulations affecting the issuer or the competitive environment. The fund may experience a substantial or complete loss on an individual security.

Large Capitalization Company Risk. Large capitalization companies may fall out of favor with investors based on market and economic conditions. In addition, larger companies may not be able to attain the high growth rates of successful smaller companies and may be less capable of responding quickly to competitive challenges and industry changes. As a result, the fund’s value may not rise as much as, or may fall more than, the value of funds that focus on companies with smaller market capitalizations.

Market Capitalization Risk. Stocks fall into three broad market capitalization categories—large, medium and small. A Portfolio that invests primarily in one of these categories carries the risk that due to current market conditions that category will be out of favor with investors.

If valuations of large capitalization companies appear to be greatly out of proportion to the valuations of small or medium capitalization companies, investors may migrate to the stocks of small and medium-sized companies. Larger, more established companies may also be unable to respond quickly to new competitive challenges such as changes in technology and consumer tastes. Many larger companies also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

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Investing in medium and small capitalization companies is generally subject to special risks associated with narrower product lines, more limited financial resources, fewer experienced managers, dependence on a few key employees, and a more limited trading market for their stocks, as compared with larger companies. In addition, securities of these companies are subject to the risk that, during certain periods, the liquidity of particular issuers or industries will shrink or disappear with little forewarning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. Securities of medium and smaller capitalization issuers may therefore be subject to greater price volatility and may decline more significantly in market downturns than securities of larger companies. Smaller and medium capitalization issuers may also require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition, and may be susceptible to bankruptcy. Transaction costs for these investments are often higher than those of larger capitalization companies. There is typically less publicly available information about small capitalization companies.

Some small and medium capitalization companies also may be relatively new issuers, which carries risks in addition to the risks of other medium and small capitalization companies. New issuers may be more speculative because such companies are relatively unseasoned. These companies will often be involved in the development or marketing of a new product with no established market, which could lead to significant losses.

Market Events Risk. The market values of securities or other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or intervention, actions taken by the U.S. Federal Reserve or foreign central banks, market disruptions caused by trade disputes or other factors, political developments, investor sentiment, the global and domestic effects of a pandemic, and other factors that may or may not be related to the issuer of the security or other asset. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, public health events, terrorism, natural disasters and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the fund’s investments may be negatively affected.

The rapid and global spread of a highly contagious novel coronavirus respiratory disease, designated COVID-19, first detected in China in December 2019, has resulted in extreme volatility in the financial markets and severe losses; reduced liquidity of many instruments; restrictions on international and, in some cases, local travel; significant disruptions to business operations (including business closures); strained healthcare systems; disruptions to supply chains, consumer demand and employee availability; and widespread uncertainty regarding the duration and long-term effects of this pandemic. Some sectors of the economy and individual issuers have experienced particularly large losses. In addition, the COVID-19 pandemic may result in a sustained economic downturn or a global recession, domestic and foreign political and social instability, damage to diplomatic and international trade relations and increased volatility and/or decreased liquidity in the securities markets. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual issuers, are not known. The U.S. government and the Federal Reserve, as well as certain foreign governments and central banks, are taking extraordinary actions to support local and global economies and the financial markets in response to the COVID-19 pandemic, including by pushing interest rates to very low levels. This and other government intervention into the economy and financial markets to address the COVID-19 pandemic may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The COVID-19 pandemic could adversely affect the value and liquidity of the fund’s investments, impair the fund’s ability to satisfy redemption requests, and negatively impact the fund’s performance. In addition, the outbreak of COVID-19, and measures taken to mitigate its effects, could result in disruptions to the services provided to the fund by its service providers.

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Market Risk. The Portfolio’s share price can fall because of, among other things, weakness in the broad market, a particular industry or specific holding, changes in general economic conditions, such as prevailing interest rates or investor sentiment, or other factors including terrorism, war, natural disasters and the spread of infectious illness including epidemics or pandemics such as the recent COVID-19 outbreak. The market as a whole can decline for many reasons, including disappointing corporate earnings, adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The value of a particular investment may fall as a result of factors directly relating to the company that issued the investment, such as decisions made by its management or lower demand for the company’s products or services. A security’s value may also fall because of factors affecting not just the company but also companies in the same industry or in a number of different industries such as increases in production costs. In addition, an assessment by the Portfolio’s Subadviser of particular companies may prove incorrect, resulting in losses or poor performance by those holdings, even in a rising market. The Portfolio could also miss attractive investment opportunities if its Subadviser underweights markets or industries where there are significant returns, and could lose value if the Subadviser overweights markets or industries where there are significant declines. Stocks and other equity securities are generally considered to be more volatile than fixed income securities, although under certain market conditions fixed income securities may have comparable or greater volatility.

Markets tend to move in cycles with periods of rising prices and periods of falling prices. Like the stock market generally, the investment performance of the Portfolio will fluctuate within a wide range, so an investor may lose money over short or even long periods.

Significant disruptions to the financial markets could adversely affect the liquidity and volatility of securities. The market for certain investments may become less liquid or illiquid in response to market developments or adverse investor perceptions, without regard to the financial condition of or specific events impacting the issuer of the security. When there are no or few willing buyers for an investment, the Portfolio may be unable to sell that investment at a desirable time or price or may not be able to sell it at all, which would have a negative effect on the Portfolio’s performance. The values of illiquid investments are often more volatile than the values of more liquid investments. It is generally more difficult for the Portfolio to value illiquid investments than more liquid investments. There is also a risk that the Portfolio will be unable to pay redemption proceeds within the allowable time period because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. To meet redemption requests, the Portfolio may be forced to sell securities at unfavorable times and conditions.

Stocks purchased in initial public offerings (“IPOs”) have a tendency to fluctuate in value significantly shortly after the IPO relative to the price at which they were purchased. These fluctuations could impact the net asset value and return earned on the Portfolio’s shares. The Portfolio’s purchase of shares issued in IPOs exposes it to the risks associated with companies that have little operating or trading history as public companies, that offer a small initial number of shares for trading, and for which limited information may be available. IPOs are more likely to be issued in sectors of the market that pose greater investment risks.

The terms of investments, financings or other transactions to which the Portfolio may be a party have been historically tied to the London Interbank Offered Rate, or “LIBOR,” which is the offered rate at which major international banks can obtain wholesale, unsecured funding. LIBOR may be a significant factor in determining the Portfolio’s payment obligations under a derivative investment, the cost of financing to the Portfolio or an investment’s value or return to the Portfolio, and may be used in other ways that affect the Portfolio’s investment performance. In July 2017, the United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. Various financial industry groups have begun planning for that transition, but there are obstacles to converting certain securities and transactions to a new benchmark, and neither the effect of the transition process nor its ultimate success can yet be known. The transition process

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might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based investments. Not all LIBOR-based instruments have provisions that contemplate a scenario where LIBOR is no longer available, and there may be significant uncertainty regarding the effectiveness of any such provisions, resulting in prolonged adverse market conditions for the Portfolio. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021. There also remains uncertainty and risk regarding the willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments. All of the aforementioned may adversely affect the Portfolio’s performance or net asset value.

Portfolio Management Risk. The value of your investment may decrease if the subadviser’s judgment about the attractiveness or value of, or market trends affecting, a particular security, industry, sector or region, or about market movements, is incorrect or does not produce the desired results, or if there are imperfections, errors or limitations in the models, tools and data used by the subadviser. In addition, the fund’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the subadviser and could have an adverse effect on the value or performance of the fund.

Small and Mid-Capitalization Company Risk. The fund will be exposed to additional risks as a result of its investments in the securities of small and mid-capitalization companies. Small and mid-capitalization companies may fall out of favor with investors; may have limited product lines, operating histories, markets or financial resources; or may be dependent upon a limited management group. The prices of securities of small and mid-capitalization companies generally are more volatile than those of large capitalization companies and are more likely to be adversely affected than large capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions, including those experienced during a recession. Securities of small and mid-capitalization companies may underperform large capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may have greater potential for losses.

Stock Market and Equity Securities Risk. The stock markets are volatile and the market prices of the fund’s equity securities may decline generally. Equity securities may have greater price volatility than other asset classes, such as fixed income securities, and may fluctuate in price based on actual or perceived changes in a company’s financial condition and overall market and economic conditions and perceptions. If the market prices of the equity securities owned by the fund fall, the value of your investment in the fund will decline.

Valuation Risk. Many factors may influence the price at which the fund could sell any particular portfolio investment. The sales price may well differ—higher or lower—from the fund’s last valuation, and such differences could be significant, particularly for illiquid securities and securities that trade in relatively thin markets and/or markets that experience extreme volatility. If market conditions make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value methodologies. Investors who purchase or redeem fund shares on days when the fund is holding fair-valued securities may receive fewer or more shares, or lower or higher redemption proceeds, than they would have received if the fund had not fair-valued securities or had used a different valuation methodology. The value of non-U.S. securities, certain fixed income securities and currencies, as applicable, may be materially affected by events after the close of the markets in which they are traded, but before the fund determines its net asset value. The fund’s ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third party service providers. The valuation of the fund’s investments involves subjective judgment.

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APPENDIX B

Management Fee Schedules

Fund Names	Management Fee Breakpoints
Existing Fund
ClearBridge Variable Aggressive Growth Portfolio— Class I1	First $1 billion	0.750%
ClearBridge Variable Aggressive Growth Portfolio—Class II	Next $1 billion	0.725%
	Next $3 billion	0.700%
	Next $5 billion	0.675%
	Over $10 billion	0.650%
Replacement Fund
Loomis Sayles Growth Portfolio—Class A2	First $500 million	0.650%
Loomis Sayles Growth Portfolio—Class B	Next $500 million	0.600%
	Next $1 billion	0.550%
	Over $2 billion	0.500%

1

As a result of expense limitation arrangements between the Portfolio and the Portfolio’s investment adviser, the ratio of total annual fund operating expenses, other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses, to average net assets of Class I and Class II shares did not exceed 0.90% and 1.15%, respectively. These expense limitation arrangements cannot be terminated prior to December 31, 2021 without the Board of Trustees’ consent. In addition, the Portfolio’s investment adviser has agreed to waive the Portfolio’s management fee to an extent sufficient to offset the net management fee payable in connection with any investment in an affiliated money market fund (the “affiliated money market fund waiver”). The affiliated money market fund waiver is not subject to the recapture provision discussed below.

The Portfolio’s investment adviser is permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the expense limitation (“expense cap”) in effect at the time the fees were earned or the expenses incurred. In no case will the Portfolio’s investment adviser recapture any amount that would result, on any particular business day of the Portfolio, in the class’ total annual operating expenses exceeding the expense cap or any other lower limit then in effect.

2

Brighthouse Investment Advisers has contractually agreed, for the period April 30, 2020 through April 30, 2021, to reduce the management fee for each class of the Portfolio to the annual rate of 0.548% of the first $3.645 billion of the Portfolio’s average daily net assets and 0.500% of such assets over $3.645 billion. This arrangement may be modified or discontinued prior to April 30, 2021, only with the approval of the Board of Trustees of the Portfolio.

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SIGNATURES

Brighthouse Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Brighthouse Fund UL for Variable Life Insurance, Brighthouse Separate Account A, and Brighthouse Separate Account Eleven for Variable Annuities in the Commonwealth of Massachusetts on the 2nd day of July, 2020 at 1:45pm Eastern time.

BRIGHTHOUSE LIFE INSURANCE COMPANY

BRIGHTHOUSE FUND UL FOR VARIABLE LIFE INSURANCE

BRIGHTHOUSE SEPARATE ACCOUNT A

BRIGHTHOUSE SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

By: Brighthouse Life Insurance Company

By:	/s/ Kristi Slavin

Name: Kristi Slavin
Title: Vice President

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Brighthouse Life Insurance Company of NY has authorized this Application to be duly signed on its behalf and on behalf of Brighthouse Variable Annuity Account B in the Commonwealth of Massachusetts on the 2nd day of July, 2020 at 1:45pm Eastern time.

BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B

By: Brighthouse Life Insurance Company of NY

By:	/s/ Kristi Slavin

Name: Kristi Slavin
Title: Vice President

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Brighthouse Funds Trust I has authorized this Application to be duly signed on its behalf in the Commonwealth of Massachusetts on the 2nd day of July, 2020 at 10:57 Eastern time.

BRIGHTHOUSE FUNDS TRUST I

By:	/s/ Alan R. Otis

Name: Alan Otis
Title: Chief Financial Officer and Treasurer

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EXHIBIT A

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 2nd day of July, 2020, at 1:45pm Eastern time, for and on behalf of:

Brighthouse Life Insurance Company

Brighthouse Fund UL for Variable Life Insurance

Brighthouse Separate Account A

Brighthouse Separate Account Eleven for Variable Annuities;

that she is Vice President of Brighthouse Life Insurance Company; and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:	/s/ Kristi Slavin
Name: Kristi Slavin
Title: Vice President

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VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 2nd day of July, 2020, at 1:45pm Eastern time, for and on behalf of:

Brighthouse Life Insurance Company of NY

Brighthouse Variable Annuity Account B;

that she is Vice President of Brighthouse Life Insurance Company of NY; and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:	/s/ Kristi Slavin
Name: Kristi Slavin
Title: Vice President

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VERIFICATION

The undersigned states that he has duly executed the attached Application dated the 2nd day of July, 2020, at 10:58 Eastern time, for and on behalf of Brighthouse Funds Trust I; that he is Chief Financial Officer and Treasurer of Brighthouse Funds Trust I; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

By:	/s/ Alan R. Otis
Name: Alan Otis
Title: Chief Financial Officer and Treasurer

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EXHIBIT B

BRIGHTHOUSE FUNDS TRUST I

RESOLUTION ADOPTED BY THE BOARD OF TRUSTEES

RESOLVED, that the officers of the Trust are hereby authorized and directed, with the assistance of legal counsel, in the name of and on behalf of the Trust to prepare, execute, and file with the Securities and Exchange Commission under the 1940 Act or the Securities Act of 1933, as amended, or under both Acts, one or more other applications for exemptive or other orders and to prepare, execute and make any and all other filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to the Trust.

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BRIGHTHOUSE LIFE INSURANCE COMPANY

(formerly METLIFE INVESTORS USA INSURANCE COMPANY)

FUND UL

SEPARATE ACCOUNT A

SEPARATE ACCOUNT ELEVEN

Resolution of the Board of Directors As Adopted November 2002

FURTHER RESOLVED, that the empowered officers, and each of them with full power to act without the others, with such assistance from the company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, be, and they hereby are, severally authorized and directed to take all action necessary to: (a) register the Separate Accounts as unit investment trusts under the 1940 Act; (b) register the Products under the Securities Act of 1933 (the “1933 Act”); and (c) take all other actions that are necessary in connection with the offering of the Products for sale and the operation of the Separate Accounts in order to comply with the 1940 Act, the 1933 Act, the Securities Exchange Act of 1934 and other applicable federal laws, including the filing of any registration statements, any undertakings, no-action requests, consents, applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the empowered officers of the Company shall deem necessary or appropriate.

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WRITTEN CONSENT OF THE

EXECUTIVE COMMITTEE OF THE

BOARD OF DIRECTORS OF

BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

(formerly FIRST METLIFE INVESTORS INSURANCE COMPANY)

Separate Accounts and Variable Authority

WHEREAS, the Corporation is desirous of developing and marketing certain types of variable and fixed annuity contracts, including modified guaranteed annuity contracts, and variable life insurance contracts, which may be required to be registered with the Securities and Exchange Commission pursuant to the various securities laws (collectively, the “Contracts”); and

WHEREAS, it will be necessary to take certain actions in connection with the Contracts including, but not limited to, establishing separate accounts for segregation of assets and seeking approval of regulatory authorities;

NOW, THEREFORE, BE IT

RESOLVED, that the Corporation is hereby authorized to develop the necessary program in order to effectuate the issuance and sale of the Contracts; and be it further

RESOLVED, that the Corporation is hereby authorized to establish and to designate one or more separate accounts of the Corporation in accordance with the provisions of state insurance law; and that the purpose of any such separate account shall be to provide an investment medium for such Contracts issued by the Corporation as may be designated as participating therein; and that any such separate account shall receive, hold, invest and reinvest only the monies arising from (i) premiums, contributions or payments made pursuant to the Contracts participating therein; (ii) such assets of the Corporation as shall be deemed appropriate to be invested in the same manner as the assets applicable to the Corporation’s reserve liability under the contracts participating in such separate accounts or as may be necessary for the establishment of such separate accounts; and (iii) the dividends, interest and gains produced by the foregoing; and further

RESOLVED, that the proper officers of the Corporation are hereby authorized:

(i) to register the Contracts participating in any such separate accounts under the provisions of the Securities Act of 1933, as amended, to the extent that it shall be determined that such registration is necessary;

(ii) to register any such separate accounts with the Securities and Exchange Commission under the provisions of the Investment Company Act of 1940, as amended, to the extent that it shall be determined that such registration is necessary;

(iii) to prepare, execute and file such amendments to any registration statements filed under the aforementioned Acts (including post-effective amendments), supplements and exhibits thereto as they may be deemed necessary or desirable;

(iv) to apply for exemption from those provisions of the aforementioned Acts as shall be deemed necessary and to take any and all other actions which shall be deemed necessary, desirable, or appropriate in connection with such Acts;

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(v) to file the Contracts participating in any such separate accounts with the appropriate state insurance departments and to prepare and execute all necessary documents to obtain approval of the insurance departments;

(vi) to prepare or have prepared and execute all necessary documents to obtain approval of or clearance with, or other appropriate actions required, of any other regulatory authority that may be necessary.

Dated: May 14, 2003

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